

July 18, 2022

Michael A. Hajost
Chief Financial Officer
Danimer Scientific, Inc.
140 Industrial Boulevard
Bainbridge , GA 39817

> **Re: Danimer Scientific, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 8, 2022**
> **File No. 001-39280**

Dear Mr. Hajost:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Consolidated Statements of Operations, page F-7

1. Please provide for us the amount of revenue recognized separately from the sale of PHA and PLA-based resins, and tell us your consideration of quantifying such revenues separately on the face of your statements of operations or in the notes to your financial statements as required by ASC 280-10-50-40. Also tell us why you have not provided a breakout of cost of revenue by products and services as required by Item 5-03(b)(1) - (2) of Regulation S-X on the face of your statements of operations. Accordingly, please consider revising your presentation and provide us with the proposed presentation you intend to include in future filings. As a related matter, please enhance your disclosures in the results of operations under the MD&A to provide additional quantitative discussion about your revenue and cost of sales on a more disaggregated basis, as well as any impact from changes in prices or volumes. Refer to Item 303(b)(2) of Regulation S-K.

Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
Convertible Debt and Capped Call, page F-12

2. We note your statement that you determined that your 3.250% Convertible Senior Notes (Notes) should be presented at stated carrying value net of issuance costs, and that the conversion feature was not required to be accounted for separately as a derivative. We also note your statement that your capped call options are indexed to your own common stock and are classified in stockholders' equity. Please provide us your analysis that established your accounting for the elements of your Notes. Please address the convertible and redeemable provisions, and the capped call options in your response. Please cite the paragraphs within the accounting literature you relied upon to support your accounting. For the benefit of your investors, provide us proposed revisions to your existing accounting policy disclosure to include information about significant assumptions and judgments made in your accounting for the elements of your Notes. Please assure that all of the pertinent terms of the Notes and of its features are adequately disclosed.

Note 6. Property, Plant and Equipment, net, page F-19

3. We note construction in progress represented approximately 67% and 25% of property, plant and equipment and total assets, respectively, at December 31, 2021. We also note the balance has significantly increased year over year. Given its significance to your balance sheet, please confirm that you will revise your notes to the financial statements in future filings to disclose the nature of the costs included in construction in progress. In doing so, please disaggregate your construction in progress to present separate balances for your Winchester, Kentucky, Bainbridge, Georgia, and Rinnovo plants, and disclose when you anticipate each of the assets to be placed in service. Your accounting policy should be revised to state when your construction in progress will be transferred to fixed assets, and should discuss your depreciation policy. Please provide us with the proposed disclosures you intend to make in response to our comment.

4. As a related matter, your cost of revenue and gross profit disclosures in MD&A on page 34 state that you anticipate that your per-unit fixed-cost absorption will improve as rent, depreciation and other fixed costs become a smaller portion of your overall cost of revenue, as PHA production output at the Kentucky Facility continues to increase. Please explain to us, and revise if necessary, the expected short term and long term impacts to your operations of your Phase II Kentucky expansion once placed in production in 2022, as well as your other construction in progress projects. Refer to Item 303(a)(2)(ii) of Regulation S-K for disclosure requirements for known trends and uncertainties.

Michael A. Hajost
Danimer Scientific, Inc.
July 18, 2022
Page 3

Note 7. Intangible Assets and Goodwill, page F-19

5.   Please provide us an analysis with reference to authoritative literature supporting your accounting policy to capitalize patent defense and application costs. To the extent that your accounting is supportable, please revise you disclosure in future filings to explain your rationale.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ibolya Ignat at (202) 551-3636 or Li Xiao at (202) 551-4391 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences